EXHIBIT (a)(5)(i)

For Immediate Release

                                                    Jeffrey Zack
                                                    Laila Danesh
                                                    Media: Stacy Roth
                                                    Morgen-Walke Associates
                                                    (212) 850-5600

Mikasa Stockholders Approve Merger

New York, NY, January 11, 2001. In a special meeting held today, shareholders of Mikasa, Inc. (NYSE: MKS), a leading tabletop products company, voted to approve a merger with a wholly-owned subsidiary of J.G. Durand Industries, S.A., the world's largest glass and crystal manufacturer.

On September 10, 2000, Mikasa, J.G. Durand Industries and Mountain Acquisition Corp., a wholly-owned subsidiary of J.G. Durand Industries, executed an Agreement and Plan of Merger. Under the terms of the merger, Mountain Acquisition Corp. will be merged with and into Mikasa, and all outstanding shares of Mikasa common stock will be converted into the right to receive $16.50 per share in cash. Following the transaction, J.G. Durand will own approximately 84.7% of Mikasa, with the remaining 15.3% being retained by certain current Mikasa executives and Mikasa's founder. The transaction is expected to close tomorrow, January 12, 2001.

Mikasa stockholders are advised to read the proxy statement regarding the merger, which was mailed to record holders of shares of Mikasa common stock on or about December 12, 2000, because it contains important information. Mikasa stockholders can obtain a free copy of the proxy statement and other related documents filed by Mikasa at the SEC's website, www.sec.gov. The proxy statement and the related documents may also be obtained from Mikasa, Inc., One Mikasa Drive, Secaucus, New Jersey 07096 attention: Investor Relations.

The matters described herein may contain forward-looking statements.